Exhibit 99.79

Scott Wilson Roscoe Postle Associates Inc.	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

I, Reno Pressacco, M.Sc.(A), P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Initial Mineral Resource Estimate for the Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” (the Technical Report), prepared for Lake Shore Gold Corp. and dated January 14, 2011, and extracts from, or the summary of, the Technical Report in the press release of Lake Shore Gold Corp. dated December 1, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 14th day of January, 2011

(Signed) “Reno Pressacco”

Reno Pressacco, M.Sc.(A), P.Geo.